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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-10888

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Keefe, Bruyette & Woods, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

787 Seventh Avenue
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Smith — (212) 887-6775
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Richard Smith, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Keefe, Bruyette & Woods, Inc., as of December 31, 2015, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Richard Smith
Chief Financial Officer



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Statement Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
- ☐ (i) Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☒ (n) A copy of the SIPC Supplemental Report (under separate cover).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEEFE, BRUYETTE & WOODS, INC.
(A Wholly Owned Subsidiary of Stifel Financial Corp.)

(Confidential Pursuant to Subparagraph (e)(3) Rule 17a-5)

As of and For the Year Ended
December 31, 2015

Table of Contents

KEEFE, BRUYETTE & WOODS, INC.

(A Wholly Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition

December 31, 2015

(With Report of Independent Registered Public Accounting Firm)

(This Statement of Financial Condition was filed pursuant to Rule 17a-5(e)(3) as a public document.)

KEEFE, BRUYETTE & WOODS, INC.
(A Wholly Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition

Table of Contents


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Report of Independent Registered Public Accounting Firm

The Board of Directors
Keefe, Bruyette & Woods, Inc.

We have audited the accompanying statement of financial condition of Keefe, Bruyette & Woods, Inc. (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Keefe, Bruyette and Woods, Inc. at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 29, 2016

CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)

Keefe, Bruyette & Woods, Inc.
(A Wholly Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition
December 31, 2015

(in thousands)		
Assets		
Cash and cash equivalents	$	106,161
Receivables:		
Brokerage clients, net		7,128
Brokers, dealers, and clearing organizations		30,950
Financial instruments owned, at fair value		13,020
Fixed assets, net		1,537
Goodwill		32,355
Intangible assets, net		11,413
Deferred tax assets, net		29,005
Due from Parent and affiliates		16,196
Other assets		3,132
Total Assets	$	**250,897**
Liabilities and Stockholder's Equity		
Financial instruments sold, but not yet purchased, at fair value	$	7,901
Accrued compensation		47,089
Income taxes payable		1,537
Accounts payable and accrued expenses		12,197
Due to Parent and affiliates		9,372
Total Liabilities		78,096
Stockholder's Equity:		
Common stock		—
Additional paid-in-capital		348,013
Retained earnings		(175,212)
Total Stockholder's Equity		172,801
Total Liabilities and Stockholder's Equity	$	**250,897**

See accompanying Notes to Statement of Financial Condition.

KEEFE, BRUYETTE & WOODS, INC.
(A Wholly Owned Subsidiary of Stifel Financial Corp.)

Notes to Statement of Financial Condition

December 31, 2015

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Basis of Presentation

Keefe, Bruyette & Woods, Inc. (the "Company") is principally a broker-dealer in securities and market-maker in certain financial services' stocks and is subject to regulation and oversight by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's customers are predominantly institutional investors including other brokers and dealers, commercial banks, asset managers, and other financial institutions. The Company is a wholly owned subsidiary of Stifel Financial Corp. ("Stifel" or the "Parent").

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Company's financial statements and these notes including valuation of financial instruments; compensation accruals; accrual for contingencies; fair value of goodwill and intangible assets; and tax reserves. Management believes that the estimates used in preparing the Company's financial statements are reasonable. Actual results may differ from these estimates.

(c) Cash and Cash Equivalents

Cash equivalents include investments with an original maturity of three months or less. Due to the short-term nature of these instruments, carrying value approximates their fair value.

(d) Fair Value of Financial Instruments

The Company measures certain financial assets and liabilities at fair value on a recurring basis, including cash equivalents, financial instruments owned, investments, and financial instruments sold, but not yet purchased. Other than those separately discussed in the notes to the financial statements, the remaining financial instruments are generally short-term in nature and their carrying values approximate fair value.

Fair Value Hierarchy

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. The Company has categorized its financial instruments measured at fair value into a three-level classification in accordance with Topic 820, "Fair Value Measurement," which established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 – Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the measurement date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 – Instruments that have little to no pricing observability as of the measurement date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation of Financial Instruments

Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing methods. Among the factors considered by the Company in determining the fair value of financial instruments for which there are no current quoted market prices are the credit spreads, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, assessing the underlying investments, market based information, such as comparable company transactions, performance multiples and changes in market outlook as well as other measurements.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires us to estimate the value of the securities using the best information available. Among the factors the Company considers in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuation in the near term and the differences could be material. See Note 2 for additional information on how the Company values its financial instruments.

(e) Fixed Assets

Furniture and other equipment are carried at cost and depreciated on a straight-line basis using estimated useful lives of the related assets, generally two to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the respective leases.

(f) Goodwill and Intangible Assets

Goodwill represents the cost of acquired business in excess of the fair value of the related net assets acquired that was pushed-down to the Company by Stifel as a result of the merger. Goodwill is tested for impairment at least annually or whenever indications of impairment exist. In testing for the potential impairment of goodwill, the Company estimates the fair value of its reporting unit (generally defined as the business for which financial information is available and reviewed regularly by management), and compares it to its carrying value. If the estimated fair value of a reporting unit is less than its carrying value, the Company is required to estimate the fair value of all assets and liabilities of the reporting unit, including goodwill. If the carrying value of the reporting unit's goodwill is greater than the estimated fair value, an impairment charge is recognized for the excess. Based on the Company's goodwill impairment testing during 2015, we identified an impairment of goodwill, which resulted in a non-cash impairment charge being recorded. See Note 4 for further discussion.

Identifiable intangible assets, which are amortized over their estimated useful lives, are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable.

(g) Income Taxes

The Company is included in the consolidated federal and certain state income tax returns filed by the Parent. Our portion of the consolidated current income tax liability, computed on a separate return basis pursuant to a tax sharing agreement and our stand-alone tax liability or receivable are included in the accompanying statement of financial condition.

The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of our company's assets and liabilities. The Company establishes a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. See Note 6 for further information regarding income taxes.

(2) Financial Instruments

The Company measures certain financial assets and liabilities at fair value on a recurring basis, including financial instruments owned and financial instruments sold, not yet purchased in the accompanying statement of financial condition.

Following are descriptions of the valuation methodologies and key inputs used to measure financial assets and liabilities recorded at fair value. The descriptions include an indication of the level of the fair value hierarchy in which the assets or liabilities are classified.

Equities

Level 1 financial instruments owned consist of financial instruments whose value is based on quoted market prices, such as listed equities.

Level 2 financial instruments owned consist of financial instruments whose value is based on market data with limited trade activity.

Level 3 is comprised of investments in non-public companies whose fair values are estimated based on multiple valuation techniques, primarily market and income approaches. The valuation methodologies utilized may include significant inputs that are unobservable from objective sources. The Company considers various market inputs and assumptions, such as recently executed transactions, market price quotations, discount margins, market spreads applied, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, as well as other measurements.

Other Investments

Level 3 is comprised of a limited partnership interest in a private equity fund (the "Fund"). The fair value of the limited partnership interest is determined by using net asset values or capital statements provided by the general partner of the Fund, updated for capital contributions and distributions, and changes in market conditions up to the reporting date. The Fund invests primarily in domestic public and private companies operating in the financial services sector. This investment generally cannot be redeemed, unless approved by the general partner of the Fund. Upon liquidation of the underlying investments of the Fund prior to the life expectancy/maturity of the Fund, the general partner of the Fund can elect to make distributions to the limited partners. The time horizon for such distributions is at the discretion of the general partner of the Fund but should not exceed the time horizon of the Fund's life expectancy. The Fund is expected to be liquidated in December 2018, but can be extended for two additional one-year periods. Additional expenses, such as legal and administrative costs associated with the final liquidation can be incurred. Therefore, it is possible that upon final liquidation of the investment, the final funds distributed could be different from the estimated value of the investment in the Fund. However, the difference is not expected to be material.

Financial instruments sold, not yet purchased

Financial instruments sold, not yet purchased that are recorded at fair value based on quoted prices in active markets and other observable market data are reported as Level 1. Financial instruments sold, not yet purchased include equity securities listed in active markets.

The following table summarizes the valuation of our financial instruments by pricing observability levels as of December 31, 2015 (in thousands):

	Total	Level 1	Level 2	Level 3
Assets:				
Financial instruments owned, at fair value:				
Equities	$ 7,379	$ 3,540	1,359	$ 2,480
Other investments	5,641	—	—	5,641
	$ 13,020	$ 3,540	$ 1,359	$ 8,121
Liabilities:				
Financial instruments sold, but not yet purchased, at fair value:				
Equities	$ 7,901	$ 7,901	$ —	$ —

Equities and other investments are reported in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value in the Company's statement of financial condition.

The following table provides quantitative information about significant unobservable inputs for Level 3 fair value measurements *(in thousands)*:

	Valuation technique	Unobservable input	Range	Weighted average
Financial instruments owned, at fair value:				
Equities	Market comparable companies	Tangible book value multiple	0.6 – 1.2	0.9
Other investments	Market comparable companies	Stock volatility for comparable companies	0.0 – 0.2	0.04

Sensitivity of Level 3 Inputs to Fair Value Measurements

The significant unobservable inputs used in the fair value measurement of the Company's Level 3 private equity securities included in the table above were market comparable company performance multiples and tangible book value multiples. Significant increases (decreases) in any of the market comparable performance multiple inputs in isolation would result in a significantly higher (lower) fair value measurement.

The following table provides a reconciliation of the beginning and ending balances for trading assets measured at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2015 *(in thousands)*:

	Equities	Other Investments
Balance at January 1, 2015	$ **7,311**	$ **5,921**
Total gains (realized and unrealized), net	1,369	1,345
Sales	—	(1,625)
Transfers out of Level 3	(6,200)	—
Balance at December 31, 2015	$ **2,480**	$ **5,641**

Sales represent the amount of Level 3 assets that were sold during the period. The amounts were recorded on the transaction dates at the transaction amounts.

(3) Fixed Assets

Fixed assets consisted of the following as of December 31, 2015 *(in thousands)*:

Leasehold improvements	$ 6,347
Furniture and other equipment	2,892
Total	9,239
Less accumulated depreciation and amortization	(7,702)
Fixed assets, net	$ **1,537**

(4) Goodwill and Intangible Assets

The carrying amount of goodwill and intangible assets is presented in the following table (*in thousands*):

Goodwill	
Balance at January 1, 2015	$ **242,317**
Deductions	(209,962)
Balance at December 31, 2015	$ **32,355**
Intangible assets	
Balance at January 1, 2015	$ **13,085**
Amortization of intangible assets	(1,672)
Balance at December 31, 2015	$ **11,413**

As a result of unfavorable economic and market conditions, which negatively impacted profitability in 2015, management tested for impairment as of December 31, 2015. The goodwill impairment testing resulted in a non-cash goodwill impairment charge of $210.0 million, which is non-deductible for tax purposes and thus will be treated as a permanent disallowed expense.

The fair value of the reporting unit was calculated based on the following factors: a discounted cash flow model using revenue and profit forecasts and a market valuation approach based on a comparative multiple

from guideline public companies. The unfavorable economic and market conditions, which negatively impacted profitability, and a decline in revenue producing employees led to reduced valuations from these factors.

The Company's identifiable intangible assets consist of customer relationships, trade name and an intangible asset as a result of a favorable lease that are amortized over their contractual or determined useful lives. The weighted-average remaining lives of the Company's intangible assets at December 31, 2015 was: 6.3 years for customer relationships; 12.1 years for trade name; and 10.9 years for the favorable lease.

	Gross carrying value	Accumulated Amortization	Net
Customer relationships	$ 8,680	$ 4,200	$ 4,480
Trade name	7,470	1,452	6,018
Favorable lease	1,244	329	915
	$ 17,394	**$ 5,981**	**$ 11,413**

(5) Related Party Transactions

At December 31, 2015, due to Parent and affiliates in the accompanying statement of financial condition primarily consists of stock-based compensation due to the Parent that is paid upon conversion of stock units and debentures. The amount due to Parent at December 31, 2015 was $8.8 million. Due from affiliates of $0.6 million at December 31, 2015 consists primarily of operating expenses that were paid on the Company's behalf by certain affiliates.

At December 31, 2015, due from Parent and affiliates in the accompanying statement of financial condition primarily consist of amounts owed to the Company from the Parent for taxes payable included on the Parent's consolidated tax returns. At December 31, 2015, the amount due from Parent was $15.9 million. Due from affiliates of $0.3 million at December 31, 2015 consists of operating expenses that were paid on behalf of certain affiliates by the Company.

During the year ended December 31, 2015, the Company paid dividends to the Parent in the amount of $80.0 million.

The Company conducts a portion of its securities operations as a fully disclosed introducing broker through Stifel Nicolaus, a wholly-owned subsidiary of the Parent. Under the arrangement, the Company has a Proprietary Accounts of Broker-Dealers agreement with Stifel Nicolaus. At December 31, 2015, the Company had a receivable from Stifel Nicolaus of $30.3 million, which is included in receivables from brokers, dealers, and clearing organizations in the accompanying statement of financial condition.

(6) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets as of December 31, 2015 are as follows *(in thousands)*:

Deferred tax assets:		
Employee compensation and benefits	$	22,150
Accrued expenses		8,579
Depreciation		2,885
Lease obligations		881
State net operating loss carryover		642
Other		104
Total deferred tax assets		35,241
Valuation allowance		(31)
	$	35,210
Deferred tax liabilities:		
Goodwill and intangibles	$	(4,113)
Financial instruments owned, at fair value		(2,092)
		(6,205)
Deferred tax assets, net	$	**29,005**

The Company believes that realization of the deferred tax asset is more likely than not based upon anticipated future taxable income. The change in the valuation allowance at December 31, 2015 was attributable to certain state net operating losses.

The Company's net deferred tax asset at December 31, 2015 includes net operating loss carryforwards of $11.3 million, which expire between 2027 and 2035.

The current tax receivable, included in other assets in the accompanying statement of financial condition, is $0.2 million as of December 31, 2015.

Uncertain Tax Positions

As of December 31, 2015, we had accrued interest and penalties of $0.1 million, before benefit of federal tax deduction, included in income taxes payable in the accompanying statement of financial condition. The Company's unrecognized tax benefit at December 31, 2015 was $1.5 million and is included in income taxes payable in the accompanying statement of financial condition.

The Company is included in the consolidated federal and certain state income tax returns filed by the Parent. The Company files separate income tax returns in certain local jurisdictions. For federal tax purposes, years up to and including the short period February 15, 2013 have been examined. For state and local tax purposes, years beginning after 2008 are still open to examination.

There is a reasonable possibility that the unrecognized tax benefits will change within the next 12 months as a result of the expiration of various statutes of limitations or for the resolution of U.S. federal and state examinations, but the Company does not expect this change to be material to financial statements.

(7) Net Capital Requirement

The Company operates in a highly regulated environment and is subject to net capital requirements. A broker-dealer that fails to comply with the SEC's Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. The Company calculates its net capital under the aggregate indebtedness method whereby it is required to maintain minimum capital (as defined), equal to the greater of one hundred thousand dollars or 6 2/3% of aggregate indebtedness (as defined). The Company is not allowed to distribute equity capital or pay cash dividends to the Parent if resulting net capital would be less than 120% of its minimum net capital (as defined). At December 31, 2015, the Company had net capital of $60.0 million, which was 117.0% of aggregate indebtedness and $55.3 million in excess of the Company's minimum required net capital of $4.7 million.

(8) Commitments and Contingencies

(a) Leases

The Company has non-cancelable operating leases for office space, which expire between 2016 and 2018. Such agreements contain escalation clauses and provide that certain operating costs be paid by the Company in addition to the minimum rentals. Future minimum commitments under these operating leases at December 31, 2015 are as follows *(in thousands)*:

2016	$ 344
2017	332
2018	139
2019	—
2020	—
Thereafter	—
	$ 815

(b) Litigation

In the ordinary course of business, the Company may be a defendant or codefendant in legal proceedings. At December 31, 2015, the Company believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. The results of such proceedings could be material to the Company's operating results for any particular period, depending, in part, upon additional developments affecting such matters and the operating results for such period. Legal reserves have been established in accordance with ASC 450, *Contingencies*. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

(9) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of its principal trading activities, the Company enters into transactions in financial instruments with off-balance-sheet risk. These financial instruments, such as options and warrants, contain off-balance-sheet risk inasmuch as ultimate settlement of these transactions may have market and/or credit risk in excess of amounts which are recognized in the financial statements. Transactions in listed options

and warrants are conducted through regulated exchanges, which clear and guarantee performance of counterparties.

The Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at market values of the related securities and will incur a trading loss if the market value of the securities increases subsequent to the financial statement date.

Broker-Dealer Activities

The Company clears securities transactions on behalf of customers through Stifel Nicolaus, an affiliate, its clearing broker. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

In addition, the Company has an agreement with Pershing, a subsidiary of Bank of New York Mellon Corporation, whereby Pershing clears securities transactions on a limited basis for the Company, carries customers' accounts on a fully disclosed basis, and prepares various records and reports.

(10) Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing primarily domestic and foreign institutional investors and, to a lesser extent, individual investors. Nearly all of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, mutual funds, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets.

A substantial portion of the Company's marketable securities are common stock. The credit and/or market risk associated with these holdings can be directly impacted by factors that affect this industry such as volatile equity and credit markets and actions of regulatory authorities.

(11) Employee Profit-Sharing Plan

Eligible employees of the Company who have met certain service requirements may participate in the Stifel Financial Profit Sharing 401(k) Plan (the "Plan") of the Parent. Employees are permitted within limitations imposed by tax law to make pre-tax contributions to the Plan. We may match certain employee contributions or make additional contributions to the Plan at the discretion of the Parent.

(12) Deferred Compensation Plan

Our employees participate in the Stifel Financial Corp. Wealth Accumulation Plan, as restated, (the "Wealth Accumulation Plan") that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards, stock units, and debentures to its employees. Awards under the Plan are granted at market value at the date of grant. The awards generally vest ratably over a three- to eight-year vesting period.

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

The Wealth Accumulation Plan is provided to certain revenue producers, officers, and key administrative employees, whereby a certain percentage of their incentive compensation is deferred as defined by the Plan into stock units and debentures of the Parent. Participants may elect to defer a portion of their incentive compensation. Units generally vest over a three- to eight-year period and are distributable upon vesting or at future specified dates. Deferred compensation costs are amortized on a straight-line basis over the vesting period. Elective deferrals are 100% vested.

(13) Recent Accounting Developments

Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share

In May 2015, the Financial Accounting Standards Board ("FASB") issued Account Standards Update No. 2015-07, "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)." The guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The guidance is effective for fiscal years beginning after December 15, 2015 and for interim periods within those years. The guidance shall be applied retrospectively for all periods presented. Early application is permitted. The guidance is not expected to have a material impact on the statement of financial condition.

(14) Subsequent Events

The Company evaluates subsequent events that have occurred after the statement of financial condition date but before the financial statements are available to be issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. The Company has evaluated subsequent events through February 29, 2016, the date the accompanying statement of financial condition was available to be issued. Based on the evaluation, the Company did not identify any recognized subsequent events that required adjustment to the statement of financial condition.